#410 – 625 Howe Street,
Vancouver, B.C. V6C 2T6

INFORMATION CIRCULAR

(Containing information as at July 3, 2007, unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of PACIFIC RIM MINING CORP. (the “Company”) to the shareholders of the Company (“Shareholders”) for use at the Annual General Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Tuesday, August 28, 2007 (the “Meeting”), at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees or proxy agent, if any, of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the Directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of Proxy are directors of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of Proxy is received by Computershare Trust Company of Canada (the “Transfer Agent”) at its offices at Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

REVOCATION OF PROXIES

A Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by such Shareholder’s attorney authorized in writing or, where the Shareholder is a corporation or association, by a duly authorized officer or attorney of that corporation or association, and delivered to the registered office of the Company located on the 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadbridge Investor Communications Solutions (“Broadbridge”). Broadbridge typically prepares a machine-readable voting instruction form (VIF), mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadbridge, or otherwise communicate voting instructions to Broadbridge (by way of the internet or telephone, for example). Broadbridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives an Broadbridge VIF cannot use that form to vote common shares directly at the Meeting. The VIF must be returned to Broadbridge (or instructions respecting the voting of common shares must be communicated to Broadbridge) well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form or proxy are officers or directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons proposed by Management as proxyholders in the accompanying form of proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter that may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	unlimited common shares without par value
Issued and Outstanding:	109,781,960(1) common shares without par value

(1) As at July 3, 2007

Only shareholders of record at the close of business on July 3, 2007 (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a Shareholder, or as a representative of one or more corporate Shareholders, or who is holding a Proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote (no matter how many shares he holds). On a poll, every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders will have one vote for each common share registered in the name of the shareholder on the list of shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the Meeting. As used herein, the term “Shareholder” refers only to registered shareholders of the Company.

To the knowledge of the directors and senior officers of the Company, there are no Shareholders known to the Company to own beneficially, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company as at the Record Date.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six (6) directors. The Board of Directors has fixed the number of directors at six (6) for the ensuing year.

The term of office of each of the present directors expires at the Annual General Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of Proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or in accordance with the provisions of the Business Corporations Act (British Columbia).

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he or she is ordinarily resident, all offices of the

Company now held by him or her, his or her principal occupation, the period of time for which he or she has been a director of the Company, and the number of common shares of the Company beneficially owned by him or her, directly or indirectly, or over which he or she exercises control or direction, as at the date hereof.

Name and Jurisdiction of Residence(1)	Principal Occupation, Business or Employment and, If Not at Present an Elected Director, Occupation During the Past Five Years(1)	Previous Service as a Director of the Company	Number of Shares(2)
Catherine McLeod- Seltzer British Columbia, Canada	Director and officer of Pacific Rim Mining Corp. since 1997. Director of Miramar Mining Corporation, Director and Chairman of Bear Creek Mining Corporation, Director and Chairman of Stornoway Diamond Corporation, Director of Kinross Gold Corporation and Director of Peru Copper Inc.	Since April 11, 2002(3)	1,618,300
Thomas Shrake(5) Nevada, USA	Director and officer of Pacific Rim Mining Corp. since 1997.	Since April 11, 2002(3)	354,100
Anthony J. Petrina(5)(6)(7) British Columbia, Canada	Retired. Director of Bear Creek Mining Corporation and Miramar Mining Corporation	Since April 11, 2002(3)	108,000
William Myckatyn (4)(5)(7) British Columbia, Canada	Retired. CEO of Quadra Mining Ltd. to July 2006, current Chairman and Director of Quadra Mining Ltd., Director of Miramar Mining Corporation, and Director of First Point Minerals Ltd.	Since April 11, 2002(3)	87,660
David K. Fagin(4)(6)(7) Colorado, USA	Investor; Director, Golden Star Resources Ltd., and Canyon Resources Corp. Director of all public mutual funds of T. Rowe Price Mutual Funds.	Since April 11, 2002(3)	88,000
Paul B. Sweeney(4)(6)(7) British Columbia, Canada	Executive Vice President, Business Development of Plutonic Power Corporation. Former Vice President and Chief Financial Officer of Canico Resource Corp. , Director of Pan American Silver Corp., Director of Polaris Minerals Corporation, and Director of New Gold Inc.	Since July 2003	38,000

(1)	The information as to the municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)

April 11, 2002, was the effective date of the amalgamation of Dayton Mining Corporation (“Dayton”) and the Company; Fagin, McLeod and Myckatyn were former directors of Dayton and McLeod, Myckatyn, Petrina and Shrake were former directors of the Company.

(4)	Denotes member of Compensation Committee.
(5)	Denotes member of Environmental Committee.
(6)	Denotes member of Audit Committee.
(7)	Denotes member of Nominating Committee

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees, companies are required to provide disclosure with respect to the audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor. This information is provided in the Company’s Form 40F/annual information form (the “AIF”) for the year ended April 30, 2007, under Audit Committee Information. The AIF is available for review by the public on the SEDAR website located at www.sedar.com. “Company Profiles – Pacific Rim Mining Corp”. Management of the Company strongly encourages Shareholders to review the AIF.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

For the three most recently completed financial years ended April 30, 2007, April 30, 2006 and April 30, 2005 in respect of the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”), and each of the Company’s three most highly compensated executive officers as at April 30, 2007 (other than the CEO and CFO), whose total salary and bonus exceeds Cdn.$150,000, if any, and any other additional individuals for whom disclosure would have been provided but for the fact that the individual was no longer an executive officer as at April 30, 2007 (the "Named Executive Officers" or “NEO”), the annual and long-term compensation and bonus is set out below. (Note: Dollar amounts are in Canadian currency. Mr. Shrake receives his salary in US dollars, which amounts have been converted at average exchange rates for the applicable year, and on the basis of $1.1067 Canadian for $1 US for the last completed fiscal year).

NEO Name and Principal . Position	Year	Annual Compensation			Long Term Compensation			All Other Compensa- tion(1) ($) Nil
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensa- tion ($)	Securities under Options/ SARs granted (#)	Shares or Units Subject to Resale Restric- tions ($)	LTIP Payouts ($)
Thomas Shrake President, Chief Executive Officer and Director	2007 2006 2005	$251,609 $198,100 $176,600	Nil Nil Nil	Nil Nil Nil	200,000 Nil 200,000	Nil Nil Nil	Nil Nil Nil	$34,803 $27,570 $30,678
F.John Norman Chief Financial Officer (2)	2007 2006 2005	$69,373. $143,333 $130,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 75,000	Nil Nil Nil	Nil Nil Nil	$2,775 $39,396 $6,540
April Hashimoto Chief Financial Officer(2)	2007 2006 2005	$136,218 N/A N/A	Nil N/A N/A	Nil N/A N/A	500,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	$3,333 N/A N/A
J. Peter Neilans Chief Operating Officer(3)	2007 2006 2005	$187,600 N/A N/A	Nil N/A N/A	Nil N/A N/A	500,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	$7,794 N/A N/A

(1)	These amounts include benefits and contributions made by the Company on behalf of the Named Executive Officers to a retirement compensation arrangement and/or a group or individual RSP.

(2)

On August 28, 2006, Mr. Norman retired and Ms. Hashimoto was appointed Chief Financial Officer of the Company. Mr. Norman was so employed for nine months and Ms Hashimoto for eight months of the current financial year.

(3)	On September 1, 2006, Mr. Neilans was appointed Chief Operating Officer of the Company and was so employed for eight months of the current financial year.

Long Term Incentive Plan

A long term incentive plan (“LTIP”) is any plan providing compensation intended to motivate performance over a period greater than one financial year. A LTIP does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not have a LTIP during the recently completed fiscal year ended April 30, 2007.

Stock Appreciation Rights

A stock appreciation right (“SAR”) is a right granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer’s shares. No SARs were granted to or exercised by the Named Executive Officers during the recently completed fiscal year ended April 30, 2007.

Options Granted in Financial Year Ended April 30, 2007

The following table sets forth details of all individual grants of options to purchase or acquire securities during the most recently completed financial year ended April 30, 2007 to the Named Executive Officers:

NEO Name	Securities, Under Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Thomas Shrake	200,000	8.77%	$0.92	$0.92	August 28, 2011
April Hashimoto	500,000	21.93%	$0.92	$0.92	August 27, 2011
J. Peter Neilans	500,000	21.93%	$0.74	$0.74	June 15, 2011

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year ended April 30, 2007, if any, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn.$) (1)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End (Cdn.$) (2) Exercisable/ Unexercisable
Thomas Shrake, President & CEO	807,000	$539,280	466,667/133,333	$146,000/$28,000
April Hashimoto, CFO(3)	Nil	Nil	166,667/333,333	$35,000/$70,000
F. John Norman, CFO(3)	130,000	$66,300	95,000/0	$34,100/$0
J. Peter Neilans, Chief Operating Officer	Nil	Nil	166,667/333,333	$65,000/$130,000

(1)

The value of exercised and unexercised in-the-money options is calculated using the closing price of common shares of the Company on The Toronto Stock Exchange (the “TSX”) on the exercise or financial year end date respectively, less the exercise price.

(2)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on April 30, 2007of Cdn.$1.13 less the exercise price of any in-the-money stock options.

(3)	On August 28, 2006, Mr. Norman retired and Ms. Hashimoto was appointed Chief Financial Officer of the Company.

Option Repricings

No stock options held by Named Executive Officers were repriced during the last financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for Directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Thomas Shrake, President and Chief Executive Officer, has an employment agreement with the Company dated January 9, 2006, as amended, pursuant to which Mr. Shrake receives an annual salary of US$250,000 and the standard Company benefit package. The agreement provides that in the event that Mr. Shrake’s employment is terminated for reasons other than just cause, Mr. Shrake will be entitled to receive a severance package comprising a payment equal to 24 months’ salary, together with benefits for the severance period. In addition Mr. Shrake would be entitled to exercise all incentive stock options held by him up to the close of business on the 45th day following termination.

Catherine McLeod-Seltzer, Chairman of the Company, has an employment agreement with the Company dated September 15, 1997, as amended, pursuant to which she may receive an annual salary of US$125,000, based on a 20 hour work week, plus reimbursement of general expenses not to exceed CDN$2,000 per month and the standard Company benefit package. The agreement provides that in the event the Company terminates Ms. McLeod-Seltzer’s employment for reasons other than just cause, Ms. McLeod-Seltzer will be entitled to receive a severance package comprising a payment equal to 18 months salary plus one month’s salary for each year of completed service after August 1, 1997 to a maximum total of 24 months salary, together with benefits for the severance period. In addition, Ms. McLeod-Seltzer would be entitled to exercise all incentive stock options held by her at the time of such termination up to the last day of the last day of business of the term of any share option agreement.

J. Peter Neilans, Chief Operating Officer, has an employment agreement with the Company dated June 16, 2006, pursuant to which Mr. Neilans receives an annual salary of CDN$280,000 and the standard Company benefit package. The agreement provides that in the event that Mr. Neilans’ employment is terminated for reasons other than just cause, Mr. Neilans will be entitled to receive a severance package comprising a payment equal to 24 months’ salary, together with benefits for the severance period. In addition Mr. Neilans would be entitled to exercise all incentive stock options held by him up to the close of business on the 45th day following termination.

April Hashimoto, Chief Financial Officer, has an employment agreement with the Company dated July 26, 2006, pursuant to which Ms. Hashimoto receives an annual salary of CDN$200,000 and the standard Company benefit package. The agreement provides that in the event that Ms. Hashimoto’s employment is terminated for reasons other than just cause, Ms. Hashimoto will be entitled to receive a severance package comprising a payment equal to 24 months’ salary, together with benefit coverage for the earlier of 24 months or, in the event that such benefit coverage does not continue to be available to Ms. Hashimoto, pay to Ms. Hashimoto CDN$10,000 per year up to a maximum total of CDN$20,000 or until Ms. Hashimoto obtains alternate employment, whichever is earlier. In addition Ms. Hashimoto would be entitled to exercise all incentive stock options held by her up to the close of business on the 45th day following termination.

Composition of the Compensation Committee

The Compensation Committee of the Board of Directors of the Company was appointed after the Company’s Annual General Meeting of Shareholders on September 22, 2004, and is composed of three directors, Messrs David K. Fagin (Chair), Paul Sweeney, and William Myckatyn, all independent directors. Mr. Fagin was appointed Chair of the committee on September 13, 2006. None of the committee members are or were during the most recently completed financial year an employee of the Company or any of its subsidiaries, nor have any of the committee members been an officer or an employee of the Company or any of its subsidiaries .

Report on Executive Compensation

Compensation Philosophy

The Company’s executive compensation philosophy is founded on two basic objectives: (1) to attract, motivate and retain individuals with the appropriate skills; (2) to provide incentives to management to meet the Company’s strategic objectives; and which align the interest of management with those of the shareholders through long term executive compensation.

Executive Compensation

The Company’s executive compensation strategy continues to evolve since the Company commenced the feasibility study on the El Dorado project (“Project”). As a result of this progress, the Company is in the process of significantly expanding its executive and staffing levels as the Company attempts to develop the Project into an operating mine. As a result the Company has adopted a compensation philosophy consisting of two main components: (1) base salaries plus bonus; and (2) long term incentives in the form of stock options. Generally, executive compensation has been designed to be competitive with the executive compensation offered by companies comparable to the Company in terms of size, assets and stage of development within the precious metals mining industry. The Company has targeted total compensation to be near the median for those junior mining companies of comparable project development stage and market capitalization, with the relative importance of salary and stock options being equal. To date due to the limited cash available to the Company, the Board believes that the total level of compensation has been at the lower end of the range of comparable companies; however, given the buoyant market place for metals and the demand for competent people, compensation packages for qualified executives and staff are continuing to rise and the Company will need to be competitive with this increase in compensation in order to attract and retain qualified management.

President & Chief Executive Officers’ Compensation

In determining the base salary of the President and Chief Executive Officer, the Compensation Committee used the cash available to the Company as the primary factor in determining the cash compensation for 2007. In late fiscal 2006, the Company raised additional cash the through the sale of equity and it is anticipated that a review of industry surveys and public information regarding base salaries paid to chief executive officers of public companies of comparable size and complexity will occur during the 2008 fiscal year and the salary of the President and Chief Executive Officer may need to be adjusted to reflect current market conditions.

Base Salary and Bonus

To ensure that the Company will continue to attract and retain qualified and experienced executives, base salaries are reviewed and if necessary, adjusted annually, in order to ensure that they remain at a level at near the median for comparable companies. Bonuses are based upon a combination of individual and Company performances and are weighted more against Company performance for senior executives. The Company did not pay any bonuses in 2007 or 2006.

Long Term Incentives – Stock Options

The purpose of the Stock Option Plan is to ensure that an incentive exists to maximize shareholder value by aligning executive compensation to share price performance and to reward those executives making a long-term commitment and contribution to the Company. The Board has established a formal guideline for the granting of options. Options granted under the Stock Option Plan expire not later than the tenth anniversary of the date the options were granted. The Company has traditionally limited the expiry to five years and vesting provisions for issued options are determined at the discretion of the Board. The amount of outstanding options and the terms thereof are considered before granting new options to ensure the grants are as consistent as possible.

The foregoing report dated July 20, 2007, has been furnished by the Compensation Committee.

Performance Graphs

The following chart compares the yearly percentage change in the cumulative total shareholder return on the Company's common shares against the cumulative total shareholder return of the S&P/TSX Composite Index (also known as the TSX 300 Index) for the period April 30, 2002 to April 30, 2007.

Five-Year Cumulative Return on $100 Investment
April 30, 2002 – April 30, 2007

Compensation of Directors

Effective July 12, 2006, the Board of Directors approved a compensation structure for independent directors. Under the new fee structure, independent directors each receive a flat annual fee of Cdn.$10,000 to be paid upon each director’s election or re-election to the Board at the annual general meeting of the Company as well as an annual grant of 75,000 stock options under the current stock option plan. Stock options granted to independent directors will be deemed to vest immediately. Directors are reimbursed for individual travel and other ancillary expenses incurred in connection with attending board and committee meetings.

In fiscal year 2006, William Myckatyn, Lead Director, earned Cdn$10,000 for the aforementioned flat fee and was issued 90,000 incentive stock options while Paul Sweeney, David Fagin and Anthony Petrina each earned $10,000 and were each issued 75,000 incentive stock options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	5,377,500	Cdn.$0.91	5,277,496
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total:	5,377,500	Cdn.$0.91	5,277,496

Details of the Company’s Plan(s) are set out in the notes to its audited financial statements which may be accessed at the Company’s web site or www.sedar.com.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At any time during the Company's last completed financial year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Anthony J. Petrina, one of the Company’s directors, was a director of Rea Gold Corporation from approximately June or July of 1997 to December 1997. Rea Gold Corporation filed for bankruptcy in December 1997. In November 1998, TRIAX Resource Limited Partnership commenced legal proceedings in an Ontario Court against all of the former directors of Rea Gold Corporation seeking damages for alleged negligence, and/or negligent misrepresentation and a breach of fiduciary duty. The action commenced by TRIAX Resource Limited has since been dismissed.

Mr. Petrina was also a director of Pegasus Gold Corporation (“Pegasus Gold”) until February 1999. Pegasus Gold filed for bankruptcy on January 16, 1998 in Reno, Nevada,

Except as previously disclosed, no other directors or any proposed management nominee for election as a director of the Company is, or during the ten years preceding the date of this Information Circular has been, a director or executive officer of any company that, while the person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or officer of the relevant company in the relevant company being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of the director or proposed management nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

PERSONAL BANKRUPTCIES

During the ten years preceding the date of this Information Circular, no director or proposed management nominee for election as a director of the Company has been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Company’s board of directors (the “Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Instrument 58-201 Corporate Governance Guidelines ("NP 58-201") establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices, which disclosure is set out below.

Independence of Members of Board and Management Supervision by Board

The Company's Board consists of six directors, a majority of whom are independent based upon the tests for independence set forth in National Instrument 52-110 Audit Committees ("NI 52-110"). The Board will consist of four (4) independent directors in Messrs. Myckatyn, Petrina, Fagin and Sweeney. Mr. Shrake and Ms. McLeod-Seltzer are not considered independent due to their being the President and Chief Executive Officer, and Board Chair, respectively, of the Company..

The Board facilitates the exercise of independent judgement in carrying out its responsibilities, by the effective supervision of management by the independent directors on an informal basis through active and regular involvement in reviewing and supervising the operations of the Company and through regular and full access to management. Further independent supervision is performed through the Audit Committee which is composed entirely of independent directors who meet with the Company's auditors without management being in attendance. The independent directors hold meetings without the presence of non-independent directors on a quarterly basis and are also encouraged to meet at any time they consider necessary without any members of management, including the non-independent directors, being present. The Company's auditors, legal counsel and certain employees may be invited to attend. During the Company’s most recently completed financial year, the independent directors met a total of four (4) times.

Leadership is provided for the Board's independent directors through access to management and the independent operation of the Audit Committee, as discussed above, and through its Lead Director, Mr. Myckatyn. As Lead

Director, Mr. Myckatyn’s role and responsibilities are to:

(i)	assist the Chairman to manage the Board and its committees in a manner that ensures that these relationships are effective and efficient and further the best interests of the Company;
(ii)	oversee the process of evaluation of the Board, its committees and individual directors;
(iii)	act as the principal sounding board and counsellor for the Chairman;
(iv)	ensure that the Chairman is aware of concerns of the independent directors, shareholders and other stakeholders;
(v)	work with the Chairman to assist the Chairman in fulfilling her responsibilities in managing the Board;
(vi)	work with the Chairman to co-ordinate the agenda for Board meetings;
(vii)	chair and manage all meetings for the independent directors;
(viii)	attend committee meetings when it is appropriate to do so; and
(ix)	meet, from time to time, with the Chairman and the President and Chief Executive Officer to convey and discuss concerns of the independent directors.

Participation of Directors in Other Reporting Issuers

The following table sets forth directors of the Company that are also a director of any other issuer that is a reporting issuer (or equivalent) in a jurisdiction or foreign jurisdiction.

Name of Director	Name of Other Public Company
Catherine McLeod-Seltzer	Miramar Mining Corporation, Bear Creek Mining Corporation, Stornoway Diamond Corporation, Kinross Gold Corporation and Peru Copper Inc.
Anthony J. Petrina	Bear Creek Mining Corporation and Miramar Mining Corporation
William Myckatyn	Quadra Mining Ltd., Miramar Mining Corporation and First Point Minerals Ltd.
David K. Fagin	Golden Star Resources Ltd., Canyon Resources Corp. and T. Rowe Price Mutual Funds
Paul B. Sweeney	Pan American Silver Corp., Polaris Minerals Corporation, New Gold Inc.

Participation of Directors in Board Meetings

The Board meets at least once every quarter to review, among other things, the performance of the Company. The Board also holds a meeting each year to review and assess the Company's financial forecasts and business plan for the ensuing year and its overall strategic objectives. Other meetings of the Board are called to deal with special matters as circumstances require. During the Company’s most recently completed financial year, four (4) Board meetings were held. The attendance record of each director for the Board meetings held is as follows:

Name of Director	No. of Board Meetings Attended in the Most Recently Completed Financial Year
Catherine McLeod-Seltzer	4
Thomas Shrake	4
Anthony J. Petrina	4
William Myckatyn	4
David K. Fagin	3
Paul B. Sweeney	4

Board Mandate

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board sets long-term goals and objectives for the Company to formulate the plans and strategies necessary to achieve those objectives and to supervise and offer guidance to the Company’s senior management in their implementation. Although the Board has delegated to senior management personnel the responsibility for managing the day-to-day affairs of the Company the Board is ultimately responsible for all matters relating to the Company and its business. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan; reviewing and approving the semi-annual corporate forecasts; reviewing and approving significant capital investments; reviewing major strategic initiatives to ensure that the Company's proposed actions accord with shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.

The Board expects management to efficiently implement its strategic plans for the Company in a professional, competent and ethical manner, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility. In addition to matters, which must by law or pursuant to the constating documents of the Company be approved by the Board, all matters of strategic importance to the Company are referred to the Board for prior review and approval. Any material expenditures or legal commitments, including without limitation debt or equity financings, acquisitions and divestitures by the Company, financial statements and major disclosure documents are subject to prior approval by the Board. The Board holds meetings on a regular basis to review the Company’s strategy as well as to consider and approve particular matters. One of the Board's responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management. The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

The Board oversees the management of the Company's affairs directly and through its committees. The Board also meets to plan for the future growth of the Company; identify risks of the Company's business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions. Frequency of Board meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks that the Company faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions in accordance with applicable corporate law.

Position Descriptions

The Board has developed written position descriptions for the Board Chair, President and CEO and for the directors at large. The Board semi-annually approves the operating and capital forecasts and strategic plan, and the Chairman and President and CEO are required to ensure the Company operates within those guidelines. Material departures must be approved by the Board. The Board is of the view that the respective corporate governance roles of the Board and management, as represented by the Chairman and President and CEO, are clear, and that the limits to management’s responsibility and authority are well defined.

The Board has not developed written position descriptions for the Chair of each Board committee. The Chairs of the Nominating, Compensation, and Environmental Committees are responsible for calling the meetings of the relevant Committee, establishing meeting agenda with input from management, and supervising the conduct of the meetings. The Chair of the Audit Committee has a clear mandate from the Board to carry out his responsibilities.

Orientation and Continuing Education

New directors are provided with a Board Manual, as reviewed and adopted by the Board, which contains comprehensive information and guidelines on the duties of the Board, and members of management, terms of reference for committees and policies adopted by the Board, as well as recent regulatory filings made by the Company. New directors are given a full briefing by the Chairman of the Board and President and CEO. The President and CEO reports at each board meeting on the Company’s activities and provides directors with a monthly written report. All directors are encouraged to contact senior management for updates at any time.

The Board currently does not provide continuing education for its directors. By using a Board composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the Board operates effectively and efficiently.

Board members are encouraged to communicate with management, legal counsel and, where applicable, auditors and technical consultants of the Company; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board has adopted a written Code of Conduct by which it and all officers and employees of the Company abide. In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company's high caliber management team promotes a culture of ethical business conduct throughout the Company's operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised, on an anonymous basis, with the President and CEO, the Chairman, or another Board member as appropriate.

It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company's Articles, which are made available to the directors and senior officers of the Company.

Nomination of Directors

The Nominating Committee is composed of three directors, Messrs. Petrina (Chair), Sweeney and Myckatyn, all of whom are independent within the meaning contained in NI 52-110. The Nominating Committee has the responsibility for recommending to the Board the nominees to fill vacancies on the Board or to be proposed by any member of the Board as candidates for election as directors at the annual general meeting. The Nominating Committee also recommends to the Board a desirable balance of expertise among the Board members, seeks out possible candidates to fill Board positions and aids in attracting qualified candidates to the Board. In addition, the Nominating Committee’s responsibilities include reviewing and monitoring the orientation of new Board members; reviewing and approving officers’ directorships in other companies and reviewing directors’ relationships with outside entities with regard to potential conflicts of interest.

Compensation

The Compensation Committee is composed of Messrs. Fagin (Chair), Sweeney, and Myckatyn, all of whom are independent within the meaning contained in NI52-110. The overall purpose of the Compensation Committee is to make recommendations to the Board for human resources and compensation policies and to implement and oversee same if the Board approves the recommendations for the Company.

The Compensation Committee is responsible for reviewing all overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the executive officers; recommending to the

Board the compensation of the executive officers; reviewing executive appointments; and recommending the adequacy and form of directors' compensation.

To determine compensation payable, the Compensation Committee reviews compensation paid for directors and officers of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. See also "Report on Executive Compensation" and "Compensation of Directors" above.

No compensation consultant or advisor has, at any time since the beginning of the Company's most recently completed financial year, been retained to assist in determining compensation for any of the Company's directors and officers.

Other Committees

Committees of the Board are an integral part of the Company's governance structure. The Board’s committees presently consist of an Audit Committee, a Compensation Committee, an Environmental Committee and a Nominating Committee. The Board’s committees have been established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of the independent directors are effectively represented.

A discussion of the Company’s Nominating and Compensation Committees is provided above under the subheadings “Nomination of Directors” and “Compensation”. Please refer to the section entitled “Audit Committee Information” in the Company’s AIF for the year ended April 30, 2007 for the information required under NI 52-110 with respect to the Company’s Audit Committee.

The Company’s Environmental Committee is composed of Messrs. Myckatyn (Chair), Shrake and Petrina, a majority of whom are considered independent within the meaning contained in NI 52-110. The Environmental Committee has the responsibility for reviewing the Company’s’ environmental policy and for ensuring the Company’s operations are operated in a manner consistent with the environmental policy and also for ensuring the Company’s operations are run in a manner that does not unduly expose its employees to unnecessary risk of accident or death.

The Board has determined that, at this stage of the Company's development, it is not necessary for the Board to have additional standing committees other than the Audit Committee, the Compensation Committee, the Nominating Committee, and the Environmental Committee. The Board may from time to time appoint a special committee of one or more directors which committee may engage an outside advisor at the Company’s expense in order to assist the committee in fulfilling its responsibilities.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors and receives reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Assessments are not regularly conducted; however, the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively through frequent discussions between management and individual Board members. There are also discussions between the independent directors with resulting comments to the Board.

Shareholder Feedback and Concerns

The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner. The Company employs a Vice-President of Investor Relations to monitor and promptly address shareholder concerns in an expeditious and informal manner. If any material issues of concern arise the Board of Directors is informed and provides direction for action as needed. The Company has a Disclosure Policy which is followed and is available for review on the Company’s web site.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person of the Company, nor any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since May 1, 2006 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions or proposed transactions which materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITOR

Staley, Okada & Partners, Chartered Accountants, were first appointed as the Company’s auditors in 2002. During the year ended April 30, 2007, Staley, Okada & Partners merged their practice with PricewaterhouseCoopers LLP. The Company has confirmed that PricewaterhouseCoopers LLP will continue as its auditors.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Pricewaterhouse Coopers LLP as auditor to the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year. Shareholders may contact the Company at 604-689-1976 to request copies of the Company’s financial statements and MD&A (which documents are also available on SEDAR).

ANY OTHER MATTERS

Management of the Company is not are of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

BOARD APPROVAL AND STATEMENT OF DIRECTORS

This Information Circular contains information as at July 3, 2007, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of the Company by a resolution passed on July 20, 2007.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Company will provide to any person or company, upon request to its Corporate Secretary in writing to the head office of the Company, a copy of:

(a)	the latest annual information form, together with a copy of any document, or pertinent pages of any documents, incorporated therein by reference;

(b)	the latest Prospectus, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

(c)

its comparative financial statements for the year ended April 30, 2007, together with the report of its auditors thereon, contained in its annual report and any interim financial statements filed subsequent thereto; and

(d)	its Management Proxy Circular for its most recent Annual Meeting of Shareholders.

The Company may charge a reasonable fee for providing a copy of the foregoing documents to a person who is not a security holder of the Company.